

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

> **Re: Uber Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2019**
> **File No. 333-230812**

Dear Mr. Khosrowshahi:

We have reviewed your registration statement and your correspondence filed on April 11, 2019 and April 17, 2019 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 11, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Non-GAAP Financial Measure, page 103

1. We note your response to prior comment 2 in your response letter dated April 11, 2019. However, we note your disclosure of gross bookings growth year-over-year (page 103) and in quarterly trends (page 123) on a constant currency basis. Please revise to remove these disclosures to be consistent with your response to prior comment 2.

Notes to Consolidated Financial Statements
Note 3 - Financial Instruments
Assets and Liabilities Measured at Fair Value on a Recurring Basis, page F-33

2. We note your response to prior comment 4 where you indicate that management's

estimate of fair value for its Level 3 debt securities may be derived from the investee's financing transactions, but this may also be supplemented by information using other valuation techniques, including the guideline public company approach. Your disclosure further states that once the fair value of the investee is estimated, you use an option pricing model that involves making key assumptions around the investee's expected time to liquidity and volatility. Please address the following:

- As requested in prior comment 4, please revise your disclosure to provide quantitative information about each of the significant unobservable inputs used in the fair value measurement as required by ASC 820-10-50-2(bbb). To the extent the unobservable inputs change each period presented due to different valuation techniques primarily being employed, please ensure your disclosure provides the quantitative information about each of the applicable significant unobservable inputs for each period presented.
- Given that your methodology for determining fair value may change each period, depending on the timing, volume and characteristics of the investee's financing transactions, disclose the valuation techniques employed, and the related weighting if multiple techniques were used, for each period. For example, your disclosure on page F-34 indicates that certain key unobservable inputs were less sensitive to the valuation in 2018 as a result of the primary weighting on the investee's financing transactions during 2018, but it doesn't describe the weighting of the other technique, nor does it explain how the methodology varies from the valuation technique(s) used for 2017.

Assets Measured on a Non-Recurring Basis
Non-Marketable Equity Securities, page F-37

3. We note your response to prior comment 5. Please respond to the following:

- You indicate in your response that there were differing rights and obligations in the preferred stock held by you and by the January 2018 preferred stock issuance holders, which included voting rights, the right to nominate a director to Didi's board of directors, and the timing differences for when an optional conversion into common stock and redemption rights can be triggered. For each of these differences, please compare and contrast them between the rights and obligations in your preferred stock interest versus the rights and obligations of the January 2018 preferred stock issuance holders.
- Explain in more detail the terms of the features that trigger when an optional conversion could occur and when redemption rights could be triggered, and how you concluded the likelihood of these features occurring was remote.
- Tell us how your analysis considered whether a marketplace participant would consider the difference in voting rights, right to nominate a director to Didi's board of directors, and the timing for when an optional conversion in common stock and redemption rights can be triggered, including how you determined the impact on the valuation was not significant outside of the remote likelihood of conversion and redemption.

- Your response indicates that the other rights and preferences of the two classes of preferred stock were "generally the same." Please tell us the other differences identified, aside from the liquidation priority, and how you concluded these differences did not warrant any adjustment to the valuation measurement.
- Your response indicates that you considered other transactions occurring during the year ended December 31, 2018, as required by the measurement alternative, and concluded no additional upward or downward adjustment was required. Please explain whether any of these other transactions involved preferred stock transactions that were more similar to the preferred stock held by you, instead of containing the differences from the January 2018 preferred stock issuance. If so, please tell us how you considered using these transactions and making any necessary adjustments for differences for your valuation measurement.

Note 13 - Segment Information, page F-67

4. In your response to prior comment 8, you indicate the purpose of the meetings with the individuals noted in your response is to discuss general status updates and not to discuss financial results, projections, profitability targets, or other financial information. Please confirm that the CODM does not receive profitability information, either verbally or in writing, for Eats and Ridesharing separately.

5. We note your response to prior comment 9. We object to your inclusion of Adjusted Net Revenue in Note 13, as it does not comply with ASC 280-10-50-22. Please revise to remove this measure from your registration statement.

     You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure

cc: Dave Peinsipp, Esq.